

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 26, 2022

Anthony Goodman
Chief Executive Officer
Elray Resources, Inc.
3651 Lindell Road, Suite D101
Las Vegas, NV 89103

> **Re: Elray Resources, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 19, 2022**
> **File No. 024-11942**

Dear Mr. Goodman:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan